EXHIBIT 99.1

Acasti Announces Closing of US$23 Million Underwritten Offering of Units

LAVAL, Quebec, Dec. 3, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, announced today the closing of its previously announced underwritten public offering of 16,000,000 units of Acasti ("Units") at a price of US$1.25 per Unit, each Unit consisting of one (1) Class A share ("Common Share") and one (1) Common Share purchase warrant ("Warrant") of Acasti. Each Warrant will entitle the holder to purchase one Common Share ("Warrant Share") at an exercise price of US$1.50 per Warrant Share, subject to adjustment, at any time until 5:00 p.m. (Montreal time) on the date that is the fifth anniversary of the closing of the offering. Prior to the closing, the underwriters exercised their over-allotment option in full to purchase an additional 2,400,000 Units, resulting in a total of 18,400,000 Units being issued today for gross proceeds of approximately US$23 million.

Euro Pacific Canada Inc. acted as book-running manager for the offering, and National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (OTCBB:NHLD), acted as co-manager. Roth Capital Partners, LLC acted as financial advisor for the offering and H.C. Wainwright & Co., LLC acted as advisor.

Acasti estimates that the net proceeds from the offering will be approximately US$20.8 million, after deducting the underwriting commissions and other offering expenses. Acasti intends to allocate the net proceeds from the offering as follows: (i) approximately US$1 million to complete its current Phase II double blind clinical trial (TRIFECTA); (ii) approximately US$2 million to initiate and complete its proposed pharmacokinetic trial of CaPre® in the United States; (iii) approximately US$8 million to initiate and complete a Phase III clinical trial to investigate the safety and efficacy profile of CaPre® in a patient population with very high triglycerides (>500 mg/dL); (iv) approximately $5 million to initiate and complete its proposed DART (developmental and reproductive toxicology) and CARCINO (carcinogenicity testings) nonclinical studies; and (v) the balance for general corporate and other working capital purposes.

Neptune Technologies & Bioressources Inc. ("Neptune"), the Corporation's parent company, acquired US$740,625 of Units in the offering. Prior to the offering, Neptune owned 51,349,683 Common Shares, which represented approximately 60% of the Common Shares issued and outstanding immediately prior to the offering. Neptune now owns 51,942,183 Common Shares, representing approximately 49.95% of the Common Shares issued and outstanding.

The Units were issued in the United States pursuant to the Corporation's effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Acasti in the prospectus related to the offering and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com